SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

AUF WIEDERSEHEN EASYJET!
RYANAIR WELCOMES EASYJETS DECISION TO DESERT DORTMUND

Ryanair, Europe's low fare airline, says "Auf Wiedersehen!" EasyJet, after their announcement today (Thursday, 12 th June 2008) that EasyJet has started consultations with its staff on the closure of its Dortmund base where EasyJet has 3 aircraft and 11 routes. EasyJet started its base in Dortmund in 2005. Ryanair started a competing base in Düsseldorf-Weeze in 2007 and just 1 year later EasyJet announced that they plan to desert Dortmund, because they cannot compete with Ryanair's lower fares to/from Düsseldorf-Weeze.

Speaking today, Ryanair's Daniel de Carvalho said:

"EasyJet's high fares cannot compete with Ryanair's lowest fares from nearby Düsseldorf-Weeze. It was just a matter of time before EasyJet deserted Dortmund. So it's "Auf Wiedersehen" EasyJet's high fares and "Willkommen" more Ryanair's lowest fares at Düsseldorf-Weeze.

"To celebrate EasyJet deserting Dortmund, Ryanair released 100,000 seats at €10 including taxes and fees on its 22 routes from Düsseldorf-Weeze. EasyJet passengers, tired of high fares, should go and snap the guaranteed lowest fares at www.ryanair.com Auf Wiedersehen EasyJet at Dortmund!"

Ends.                                                                    Thursday, 12 th June 2008

For further information:
Daniel de Carvalho - Ryanair                                  Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1598                                         Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  12 June  2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director